UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31517

中国电信股份有限公司

(Exact name of registrant as specified in its charter)

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, People’s Republic of China 100033

(+86-10) 5850-1508

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing 100 H shares

H shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.

China Telecom Corporation Limited (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in November 2002.

The Company’s American Depositary Shares (the “ADSs”), each representing 100 H shares, were listed on the New York Stock Exchange (the “NYSE”) on November 14, 2002. On May 7, 2021, the NYSE filed Form 25 with the United States Securities and Exchange Commission (the “SEC”) and the delisting of the Company’s ADSs became effective on May 18, 2021. On September 9, 2021, the Company resolved to terminate the ADS facility which became effective on December 8, 2021. As of the filing of this Form 15F, no ADSs remain outstanding.

B.

The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the SEC for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

The Company’s securities were last sold in the United States in November 2002 in a registered offering under the Securities Act of 1933, as amended, pursuant to registration statements on Form F-1 (No. 333-100042) and Form F-6 (No. 333-100617), as amended.

Item 3.	Foreign Listing and Primary Trading Market

A.

The foreign exchange on which the Company has maintained a listing of its H shares is The Stock Exchange of Hong Kong Limited (the “SEHK”) and such exchange constitutes the primary trading market for the Company’s H shares.

B.	The Company was initially listed on the SEHK on November 15, 2002. The Company has maintained the listing of its H shares on the SEHK for at least the 12 months preceding the filing of this Form 15F.

C.	The percentage of trading in the Company’s H shares and ADSs that occurred in Hong Kong for the 12-month period from January 19, 2021 to January 18, 2022 (both dates inclusive) was 100%.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

As of the filing of this Form 15F, there are no holders of ADSs as none are outstanding.

As of January 18, 2022, the Company had a total of 279 holders of its H shares who are United States residents, thereby meeting the requirements of Rule 12h-6(a)(4)(ii). The Company relied upon the assistance of Computershare Hong Kong Investor Services Limited, an independent information services provider, to determine the number of security holders resident in the United States.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.

The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on February 25, 2022.

B.

The Company disseminated this notice in the United States through PR Newswire. In addition, this notice was posted on the Company’s website. The Company submitted a copy of the notice to the SEC under cover of a Form 6-K on February 25, 2022.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at http://www.chinatelecom-h.com.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, China Telecom Corporation Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, China Telecom Corporation Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: February 25, 2022

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wong Yuk Har
Name: Wong Yuk Har
Title: Company Secretary